March 31, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                  Public Utilities Holding Company Act of 1935
                              Progress Energy, Inc.
                            410 S. Wilmington Street
                                Raleigh, NC 27601
                               File No.: 70-10130


Gentlemen:

     In  compliance  with the terms and  conditions  of Rule 24 under the Public
Utility Holding Company Act of 1935, and the Order of the Commission dated September 29, 2003, authorizing the financing transactions and business activities, the undersigned hereby certifies to the Commission that, for the calendar quarter ending December 31, 2003, from and after registration of Progress Energy, Inc. ("Progress Energy") on November 30, 2000:

a. Any sales of any Common Stock (including original issue shares sold under a Stock Plan) and the purchase price per share and the market price per share as of the date of sale.

     None.

b. The amount and terms of any Preferred Securities, Equity-Linked Securities, Long-term Debt or Short-term debt issued directly or indirectly by Progress Energy during the quarter.

     Progress Energy's commercial paper balance at 12/31/03 was $0.00. Progress Energy issued $0.00 in commercial paper from 10/01/03 through 12/31/03 at a weighted average yield of 0% under a $700 million revolving credit facility.

c. If Common Stock has been transferred to a seller of assets or securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

     None.


d. The total number of shares of Common Stock purchased or caused to be purchased on the open market for purposes of delivery under any Stock Plan.

     8,000 shares of Restricted Stock

     615,379 total shares:
           i)       284,310 Investor Plus Plan;
           ii)       64,518 Equity Incentive Plan; and
           iii)     266,551 Employee 401(k) Plan.

e. The amount and terms of any Short-term debt issued by CP&L during the quarter.

     Carolina Power & Light Company's ("CP&L's") commercial paper balance at 12/31/03 was $0.00. CP&L issued $0.00 in commercial paper from 10/01/03 through 12/31/03 at a weighted average yield of 0% under a $450 million revolving credit facility.


f. The amount and terms of any long-term notes issued by NCNG to Progress Energy during the quarter.

     None.

g. The amount and terms of any securities issued by any Nonutility Subsidiary during the quarter that are not exempt under rule 52.

     $1,850,000 Funding Gap Loan Promissory Note by Grove Arcade Restoration, LLC to CaroHome, LLC dated August 9, 2002. (1)

     $8,500,000 Promissory Note by HGA Development, LLC to CaroHome, LLC dated May 1, 2003.

     $4,715,000 Promissory Note by HGA Development LLC to CaroHome, LLC dated August 9, 2002.

     $8,500,000 Promissory Note by CaroHome, LLC dated May 1, 2003.

h. The amount and purpose of any Progress Guarantee issued during the quarter (other than with respect to a security issued by a Financing Subsidiary of Progress Energy) and the Subsidiary on whose behalf it was issued.



--------
1 All four of the above transactions reported in item "g" were part of a second phase of capital contributions, which commenced during the fourth quarter of 2003 and are currently expected to be completed by the end of the second quarter of 2004.


-------------------------------------------------------------------------------------------------------------------------------
      Guarantor                 Beneficiary               Amount       Date                    Purpose of Guarantee &
                                                          (in $)                           Subsidiary (for which issued)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                  Progress Ventures, Inc. ("Progress Ventures")
Progress Energy      Wabash Valley Power Association       1,000,000     10/6/03  power trading
-------------------------------------------------------------------------------------------------------------------------------
Progress Energy      Florida Power & Light Company           100,000     10/6/03  Progress Ventures transmission purchases
-------------------------------------------------------------------------------------------------------------------------------
Progress Energy      ExxonMobil Gas & Power Marketing      3,000,000    10/27/03  Progress Ventures gas trading
-------------------------------------------------------------------------------------------------------------------------------
Progress Energy      OGE Energy Resources, Inc.            5,000,000    10/29/03  Progress Ventures commodity trading
-------------------------------------------------------------------------------------------------------------------------------
Progress Energy      Total Gas & Power North America       2,000,000    11/12/03  Progress Ventures commodity transactions
-------------------------------------------------------------------------------------------------------------------------------
Progress Energy      Ameren Energy, Inc.                   1,000,000    11/12/03  Progress Ventures commodity transactions
-------------------------------------------------------------------------------------------------------------------------------
Progress Energy      Constellation Power Source, Inc.      3,000,000    11/13/03  Progress Ventures commodity transactions
-------------------------------------------------------------------------------------------------------------------------------
Progress Energy      Duke Power                           80,000,000    12/22/03  Progress Ventures Power Supply Agreement
-------------------------------------------------------------------------------------------------------------------------------
Progress Energy      Coral Energy Resources, L.P.          5,000,000    12/26/03  Progress Ventures Natural Gas
-------------------------------------------------------------------------------------------------------------------------------

i. The amount and purpose of any Nonutility Guarantee issued during the quarter (other than with respect to a security issued by a Financing Subsidiary of the guarantor) and the Nonutility Subsidiary on whose behalf it was issued.

     None.

j. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments.

----------------------------------------------------------------------------------------------------------------------------------
          Entity         Counterparty   Notional Amount     Description          Principal Terms        Transaction    Maturity
       (in Progress                     (in $ millions)                                                     Date         Date
      Energy system)
----------------------------------------------------------------------------------------------------------------------------------
1.   Progress Energy       JPMorgan           $100         Interest Rate       Progress Energy Pays       10/17/03      4/15/07
                                                                Swap        three (3)-month Libor and
                                                                              Receives 3.411% fixed
----------------------------------------------------------------------------------------------------------------------------------
2.   Progress Energy   Bank of America        $100         Interest Rate       Progress Energy Pays       10/17/03      4/15/07
                                                                Swap        three (3)-month Libor and
                                                                              Receives 3.405% fixed
----------------------------------------------------------------------------------------------------------------------------------
3.   Progress Energy       JPMorgan           $200         Payer Swaption   Progress Energy purchased     11/13/03      1/27/05
                                                                             right to enter pay fixed
                                                                             swap vs. three (3)-month
                                                                              Libor struck at 4.75%.
                                                                               Period from 1/30/05
                                                                                 through 10/30/08
----------------------------------------------------------------------------------------------------------------------------------
4.   Progress Energy   Bank of America        $100         Payer Swaption      Same as above in 3.        11/17/03      1/27/05
----------------------------------------------------------------------------------------------------------------------------------
5.   Progress Energy       Citibank           $100         Payer Swaption      Same as above in 3.        11/19/03      1/27/05
----------------------------------------------------------------------------------------------------------------------------------
6.   Progress Energy    Bank of Tokyo         $100         Termination of        Progress Energy          12/23/03     10/30/08
                          Mitsubishi                     Interest Rate Swap   terminated an interest
                                                                             rate swap where it Paid
                                                                            three (3)-month Libor and
                                                                              Received 3.2825% fixed
----------------------------------------------------------------------------------------------------------------------------------
7.   Progress Energy    Bank of Tokyo         $100         Termination of        Progress Energy          12/23/03     10/30/08
                          Mitsubishi                     Interest Rate Swap   terminated an interest
                                                                             rate swap where it Paid
                                                                            three (3)-month Libor and
                                                                               Received 2.90% fixed
----------------------------------------------------------------------------------------------------------------------------------

k. With respect to each participant in the Utility Money Pool and the Non-Utility Money Pool, the maximum amount of borrowings from and loans to each Money Pool during the quarter and the range of interest rates on Money Pool borrowings and loans.

--------------------------------------------------------------------------------------------------------
Non-Utility Money Pool:  Maximum Outstanding Balances - Quarter-ending - 12/30/03
--------------------------------------------------------------------------------------------------------
                                              Loans to the Money Pool    Borrowings from the Money Pool
--------------------------------------------------------------------------------------------------------
Progress Energy                                       $452,310,051.56                               N/A
--------------------------------------------------------------------------------------------------------
Progress Ventures                                                                        $91,916,265.77
--------------------------------------------------------------------------------------------------------
Progress Energy Service Company, LLC                                                    $144,396,043.01
--------------------------------------------------------------------------------------------------------
Progress Capital Holdings, Inc.                                                         $194,423,356.79
--------------------------------------------------------------------------------------------------------
Progress Fuels Corporation                                                               $94,304,438.80
--------------------------------------------------------------------------------------------------------
Strategic Resource Solutions Corp.                      $5,878,299.50                     $6,115,827.96
--------------------------------------------------------------------------------------------------------
Progress Energy Solutions, Inc.                                                           $1,321,721.54
--------------------------------------------------------------------------------------------------------

The range of interest rates on these borrowings was 1.113% to 1.206%.

--------------------------------------------------------------------------------------------------------
Utility Money Pool:  Maximum Outstanding Balances - Quarter-ending - 12/31/03
--------------------------------------------------------------------------------------------------------
                                              Loans to the Money Pool    Borrowings from the Money Pool
--------------------------------------------------------------------------------------------------------
Progress Energy                                       $488,097,623.00                               N/A
--------------------------------------------------------------------------------------------------------
CP&L                                                   $34,183,736.99                   $255,416,263.01
--------------------------------------------------------------------------------------------------------
Florida Power Corporation                                       $0.00                   $464,207,325.99
--------------------------------------------------------------------------------------------------------

The range of interest rates on these borrowings was 1.131% to 1.226%.


1. The market-to-book ratio of Common Stock at the end of the quarterly period.

     Progress Energy Common Stock Data
     (as of December 31, 2003):
     Total Common Stock Equity (in millions):             $7,444
     Market-to-book ratio:                                1.46

m. The name, parent company, and amount invested in any new Intermediate Subsidiary during the quarter.

     None. No new Intermediate Subsidiaries were organized and no amounts were invested during the fourth quarter of 2003.

n. With respect to each Financing Subsidiary that has been formed, a representation that the financial statements of the parent company of the Financing Subsidiary shall account for the Financing Subsidiary in accordance with generally accepted accounting principles and further, with respect to each entity, (i) the name of the Financing Subsidiary, (ii) the amount invested by the parent company in the Financing Subsidiary; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the form of organization (e.g., corporation, limited partnership, trust, etc.) of the Financing Subsidiary; (v) the percentage owned by the parent company; and (vi) if any equity interests in the Financing Subsidiary are sold in a non-public offering, the identity of the purchasers.

     None. No new Financing Subsidiaries were organized and no amounts were invested during the fourth quarter of 2003.


o. A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

     Florida Power Corporation                                       Nov. 26, 2003
     Florida Progress Corporation (Progress Capital Holdings, Inc.)  Nov. 26, 2003
     Florida Power Corporation                                       Dec. 2, 2003

p. The amount and a brief description of any new investment in Energy-Related Assets (or in the equity securities of any company substantially all of whose assets consist of Energy-Related Assets), the aggregate outstanding amount of all the investments as of the end of the quarter, and a statement confirming that any investment made during the quarter did not require state commission approval.

     A response to this item will be filed confidentially pursuant to 17 CFR ss.
     250.104 under the Public Utility Holding Company Act of 1935.

q. The aggregate outstanding amount of expenditures for development activities as of the end of the quarter.

     If any such expenditures have been made through the end of the applicable reporting period, a response to this item will be filed confidentially pursuant to 17 CFR ss. 250.104 under the Public Utility Holding Company Act of 1935.

r. Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Progress Energy, that has engaged in jurisdictional financing transactions during the quarter.


PROGRESS ENERGY, INC.
CONSOLIDATED BALANCE SHEETS
(In millions)                                                                       December 31
         ASSETS                                                                2003              2002
------------------------------------------------------------------------------------------------------
Utility Plant
  Utility plant in service                                               $   21,675        $   20,157
  Accumulated depreciation                                                   (8,116)           (7,540)
------------------------------------------------------------------------------------------------------
        Utility plant in service, net                                        13,559            12,617
  Held for future use                                                            13                15
  Construction work in progress                                                 634               752
  Nuclear fuel, net of amortization                                             228               217
------------------------------------------------------------------------------------------------------
        Total Utility Plant, Net                                             14,434            13,601
------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                     273                61
  Accounts receivable                                                           865               737
  Unbilled accounts receivable                                                  217               225
  Inventory                                                                     808               875
  Deferred fuel cost                                                            317               184
  Assets of discontinued operations                                               -               490
  Prepayments and other current assets                                          348               262
------------------------------------------------------------------------------------------------------
        Total Current Assets                                                  2,828             2,834
------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Regulatory assets                                                             612               347
  Nuclear decommissioning trust funds                                           938               797
  Diversified business property, net                                          2,158             1,884
  Miscellaneous other property and investments                                  464               519
  Goodwill                                                                    3,726             3,719
  Prepaid pension costs                                                         462                60
  Intangibles, net                                                              327               155
  Other assets and deferred debits                                              253               292
------------------------------------------------------------------------------------------------------
        Total Deferred Debits and Other Assets                                8,940             7,773
------------------------------------------------------------------------------------------------------
           Total Assets                                                  $   26,202        $   24,208
------------------------------------------------------------------------------------------------------
Capitalization and Liabilities
------------------------------------------------------------------------------------------------------
Common Stock Equity
  Common stock without par value, 500 million shares authorized,
      246 and 238 million shares issued and outstanding, respectively    $    5,270          $  4,951
  Unearned restricted shares (1 and 1 million shares, respectively)             (17)              (21)
  Unearned ESOP shares (4 and 5 million shares, respectively)                   (89)             (102)
  Accumulated other comprehensive loss                                          (50)             (238)
  Retained earnings                                                           2,330             2,087
------------------------------------------------------------------------------------------------------
                 Total Common Stock Equity                                    7,444             6,677
------------------------------------------------------------------------------------------------------
Preferred Stock of Subsidiaries-Not Subject to Mandatory Redemption              93                93
Long-Term Debt Affiliate                                                        309                 -
Long-Term Debt                                                                9,625             9,747
------------------------------------------------------------------------------------------------------
                 Total Capitalization                                        17,471            16,517
------------------------------------------------------------------------------------------------------
Current Liabilities
  Current portion of long-term debt                                             868               275
  Accounts payable                                                              704               659
  Interest accrued                                                              209               220
  Dividends declared                                                            140               132
  Short-term obligations                                                          4               695
  Customer deposits                                                             167               158
  Liabilities of discontinued operations                                          -               125
  Other current liabilities                                                     572               430
------------------------------------------------------------------------------------------------------
                 Total Current Liabilities                                    2,664             2,694
------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                             737               858
  Accumulated deferred investment tax credits                                   190               206
  Regulatory liabilities                                                      2,938               120
  Cost of removal                                                                 -             2,940
  Asset retirement obligations                                                1,271                 -
  Other liabilities and deferred credits                                        931               873
------------------------------------------------------------------------------------------------------
                 Total Deferred Credits and Other Liabilities                 6,067             4,997
------------------------------------------------------------------------------------------------------
Commitments and Contingencies
------------------------------------------------------------------------------------------------------
           Total Capitalization and Liabilities                          $   26,202        $   24,208
------------------------------------------------------------------------------------------------------


CP&L
CONSOLIDATED BALANCE SHEETS
(In millions)                                                                      December 31
ASSETS                                                                        2003              2002
-----------------------------------------------------------------------------------------------------
Utility Plant
  Utility plant in service                                               $  13,331          $ 12,680
  Accumulated depreciation                                                  (5,280)           (4,869)
-----------------------------------------------------------------------------------------------------
        Utility plant in service, net                                        8,051             7,811
  Held for future use                                                            5                 7
  Construction work in progress                                                306               326
  Nuclear fuel, net of amortization                                            159               177
-----------------------------------------------------------------------------------------------------
                 Total Utility Plant, Net                                    8,521             8,321
-----------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                    238                18
  Accounts receivable                                                          265               301
  Unbilled accounts receivable                                                 145               151
  Receivables from affiliated companies                                         27                37
  Notes receivable from affiliated companies                                     -                50
  Taxes receivable                                                              19                55
  Inventory                                                                    348               343
  Deferred fuel cost                                                           113               146
  Prepayments and other current assets                                          63                45
-----------------------------------------------------------------------------------------------------
                 Total Current Assets                                        1,218             1,146
-----------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Regulatory assets                                                            477               206
  Nuclear decommissioning trust funds                                          505               423
  Miscellaneous other property and investments                                 169               219
  Other assets and deferred debits                                             118                90
-----------------------------------------------------------------------------------------------------
                 Total Deferred Debits and Other Assets                      1,269               938
-----------------------------------------------------------------------------------------------------
           Total Assets                                                  $  11,008          $ 10,405
-----------------------------------------------------------------------------------------------------
Capitalization and Liabilities
-----------------------------------------------------------------------------------------------------
Common Stock Equity
-----------------------------------------------------------------------------------------------------
  Common stock without par value, authorized 200 million shares,
     160 million shares issued and outstanding at December 31            $   1,953          $  1,930
  Unearned ESOP common stock                                                   (89)             (102)
  Accumulated other comprehensive loss                                          (7)              (83)
  Retained earnings                                                          1,380             1,344
-----------------------------------------------------------------------------------------------------
        Total Common Stock Equity                                            3,237             3,089
  Preferred Stock - Not Subject to Mandatory Redemption                         59                59
  Long-Term Debt                                                             3,086             3,048
-----------------------------------------------------------------------------------------------------
                 Total Capitalization                                        6,382             6,196
-----------------------------------------------------------------------------------------------------
Current Liabilities
  Current portion of long-term debt                                            300                 -
  Accounts payable                                                             188               258
  Payables to affiliated companies                                             136                99
  Notes payable to affiliated companies                                         25                 -
  Interest accrued                                                              64                59
  Short-term obligations                                                         4               438
  Current portion of accumulated deferred income taxes                           -                66
  Other current liabilities                                                    166                92
-----------------------------------------------------------------------------------------------------
                 Total Current Liabilities                                     883             1,012
-----------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                          1,125             1,105
  Accumulated deferred investment tax credits                                  148               159
  Regulatory liabilities                                                     1,175                 8
  Cost of removal                                                                -             1,488
  Asset retirement obligations                                                 932                 -
  Other liabilities and deferred credits                                       363               437
-----------------------------------------------------------------------------------------------------
          Total Deferred Credits and Other Liabilities                       3,743             3,197
-----------------------------------------------------------------------------------------------------
Commitments and Contingencies
-----------------------------------------------------------------------------------------------------
            Total Capitalization and Liabilities                         $  11,008          $ 10,405
-----------------------------------------------------------------------------------------------------


s. A retained earnings analysis of Progress Energy on a consolidated basis, Florida Progress and each Utility Subsidiary detailing gross earnings, goodwill impairment, if any, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter; and an analysis of the growth in Progress Energy's consolidated retained earnings, which segregates total earnings growth attributable to EWGs and FUCOs from that attributable to other Progress Energy subsidiaries.

                                                     Consolidated Retained Earnings
         Progress Energy                             (in millions)
         ---------------                             -------------
         Balance 9/30/03                             $ 2,367
         Current earnings                                 98
         Current earnings from exempt projects             4
         Common dividends                               (139)
                                                     ---------
         Balance 12/31/03                            $ 2,330

                                                     Consolidated Retained Earnings
         CP&L                                        (in millions)
         ----                                        -------------
         Balance 9/30/03                             $ 1,396
         Current earnings                                100
         Dividend of cash to parent                     (115)
         Preferred dividends                              (1)
                                                     ----------
         Balance 12/31/03                            $ 1,380

                                                     Consolidated Retained Earnings
         Florida Progress Corporation                (in millions)
         ----------------------------                -------------
         Balance 9/30/03                             $   761
         Current earnings                                 81
         Dividend of cash to parent                        0
                                                     ----------
         Balance 12/31/03                            $   842


                                                     Retained Earnings
         Florida Power Corporation                   (in millions)
         -------------------------                   -------------
         Balance 9/30/03                             $ 1,013
         Current earnings                                 49
         Dividend of cash to parent                        0
         Preferred dividends                               0
                                                     ----------
         Balance 12/31/03                            $ 1,062

t. A computation in accordance with rule 53(a) setting forth Progress Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount of investment authority remaining under the July 17, 2002 order.

     On December 31, 2003, Progress Energy's "aggregate investment", as defined in Rule 53(a)(1), in EWGs was approximately $1.378 billion, or about 60.99% of Progress Energy's consolidated retained earnings, also as defined in Rule 53(a)(1), for the four quarters ended December 31, 2003. The investment authority remaining under the July 17, 2002 order is approximately $2.622 billion as of December 31, 2003.

u. A statement of Progress Energy's "aggregate investment" in EWGs and FUCOs as a percentage of the following: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the quarter.

                                                    December 31, 2003
                                                      (in millions)          Percentage (1)
     Total capitalization                               $18,343                   7.5%
     Net utility plant                                   14,434                   9.5%
     Total consolidated assets                           26,202                   5.3%
     Common Equity Market Value (2)                      11,134                  12.4%

     (1) The above percentages assume an aggregate investment in EWGs of $1.378 billion
     (2) Market value of common equity assumes the following:
              Total common shares at 12/31/03 =           246,000,000
              Closing share price at 12/31/03 =                 45.26
                                                     ----------------
              Total market value =                    $11,133,960,000


v. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Progress Energy on a consolidated basis and of each Utility Subsidiary.

     -----------------------------------------------------------------------------------------------------------------
      Capital Structure as of December 31,                                                       Florida Power
     2003 (in millions)                          Progress Energy               CP&L               Corporation
                                             -------------------------------------------------------------------------
     Common stock equity                          7,444        40.6%      3,237      48.2%    2,139          47.7%
     Preferred securities                            93         0.5%         59       0.9%       34           0.8%
     Long-term debt (1)                          10,493        57.2%      3,386      50.5%    1,947          43.4%
     Long-term debt affiliate                       309         1.7%          0       0.0%        0           0.0%
     Notes to affiliated companies                    0         0.0%         25       0.4%      363           8.1%

     Short-term obligations                         4.0         0.0%          4       0.0%        0           0.0%
                                             -----------             -----------           ---------
     Total                                       18,343       100.0%      6,711     100.0%  4,483           100.0%
     -----------------------------------------------------------------------------------------------------------------
     (1) Includes current portion of long-term debt

w. For the quarterly period in which Progress Energy and its consolidated subsidiaries file their consolidated federal income tax return, information showing the calculation of Progress Energy's loss that is attributable to interest expense on the acquisition debt and a spreadsheet showing (1) the actual allocation of income taxes to each member of the consolidated group, and (2) the allocation of income taxes to each member of the consolidated group in accordance with the method prescribed by rule 45(c).

     None. Progress Energy and its consolidated subsidiaries filed their consolidated federal income tax return during the third quarter of 2003. A response to this data request was therefore provided with Progress Energy's third quarter Rule 24 Report/35 CERT confidential filings.

x. Future registration statements filed under the Securities Act of 1933 Act during the quarter with respect to securities that are issued in accordance with the authorization requested in the Application will be filed or incorporated by reference as exhibits.

     None.

                                        Very truly yours,
                                        PROGRESS ENERGY, INC.



                                        By:  /s/Thomas R. Sullivan
                                             ---------------------
                                             Thomas R. Sullivan
                                             Treasurer